UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 31, 2013

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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Financial statement for 2013

30 January 2014

Novo Nordisk increased operating profit in local currencies by 15% in 2013
Sales growth of 12% in local currencies driven by growth in sales of Victoza®, NovoRapid® and Levemir®

Sales increased by 12% in local currencies and by 7% to 83.6 billion in Danish kroner.
•	Sales of modern insulins increased by 14% (10% in Danish kroner).
•	Sales of Victoza® increased by 27% (23% in Danish kroner).
•	Sales of Biopharmaceuticals increased by 12% (6% in Danish kroner).
•	Sales in North America increased by 18% (14% in Danish kroner).
•	Sales in International Operations increased by 17% (8% in Danish kroner).
•	Sales in Region China increased by 13% (12% in Danish kroner).

Gross margin improved by 0.4 percentage point in Danish kroner to 83.1%, reflecting a favourable price and product mix development partly offset by a 0.3 percentage point negative currency impact.

Operating profit increased by 15% in local currencies and by 7% in Danish kroner to DKK 31.5 billion.

Net profit increased by 18% to DKK 25.2 billion. Diluted earnings per share of DKK 0.20 increased by 20% to DKK 9.35.

In December 2013, Novo Nordisk filed for regulatory approval of a 3 mg dose of liraglutide, the once-daily human GLP-1 analogue, as a treatment for obesity with the regulatory agencies in both the US and in EU.

Kåre Schultz is appointed president & COO, a role in which he will work closely with CEO Lars Rebien Sørensen on matters relevant to the company’s senior leadership and the Board of Directors.

For 2014, sales growth measured in local currencies is expected to be 8-11%, whereas operating profit growth measured in local currencies is expected to be around 10%.

At the Annual General Meeting on 20 March 2014, the Board of Directors will propose a 25% increase in dividend to DKK 4.50 per share of DKK 0.20. The Board of Directors has furthermore decided to initiate a new 12 months share repurchase programme of up to DKK 15 billion.

Lars Rebien Sørensen, president and CEO: “We are pleased with Novo Nordisk’s financial performance in 2013, a year which also posed challenges for us. The double-digit sales growth has again in 2013 been driven by robust growth of our portfolio of modern insulins and Victoza®. For Tresiba®, the Complete Response Letter in the US was a disappointment, but in markets where we have launched the product, performance has been encouraging.”

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR No: 24 25 67 90

Company announcement No 5 / 2014

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Financial statement for 2012	Page 2 of 35

ABOUT NOVO NORDISK
Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 38,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B) and its ADRs are listed on the New York Stock Exchange (NVO).

CONFERENCE CALL DETAILS
On 30 January 2014 at 13.00 CET, corresponding to 7.00 am EST, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be available approximately one hour before on the same page.

WEB CAST DETAILS
On 3 February 2014 at 13.30 CET, corresponding to 7.30 am EST, management will give a presentation to institutional investors and sell side-analysts in London. A webcast of the presentation can be followed via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available on the same page.

FINANCIAL CALENDAR
3 February 2014	PDF version of the Annual Report 2013
5 February 2014	Deadline for the company’s receipt of shareholder proposals for the
Annual General Meeting 2014
14 February 2014	Printed version of the Annual Report 2013
20 March 2014	Annual General Meeting 2014
1 May 2014	Financial statement for the first three months of 2014
7 August 2014	Financial statement for the first six months of 2014
30 October 2014	Financial statement for the first nine months of 2014
30 January 2015	Financial statement for 2014

CONTACTS FOR FURTHER INFORMATION
Media:
Mike Rulis	+45 4442 3573	mike@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 3079 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 3079 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Jannick Lindegaard (US)	+1 609 235 8567	jlis@novonordisk.com

Further information about Novo Nordisk is available on novonordisk.com.

Company announcement No 5 / 2014

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Financial statement for 2012	Page 3 of 35

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 5 / 2014

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Financial statement for 2012	Page 4 of 35

FINANCIAL PERFORMANCE

CONSOLIDATED FINANCIAL STATEMENT FOR 2013

The Board of Directors and Executive Management have approved the Annual Report 2013 of Novo Nordisk A/S including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2013. This financial statement is prepared in accordance with the recognition and measurement requirements of the International Financial Reporting Standards (IFRS) as issued by IASB, IFRS as endorsed by the EU and the additional Danish disclosure requirements for listed companies. The accounting policies used in this financial statement are consistent with those used in the audited consolidated financial statements in the Annual Report 2013 as well as those applied in the audited consolidated financial statements in the Annual Report 2012.

PROFIT AND LOSS	2013	2012	2011	2010	2009	% change 2012 to 2013

DKK million

Sales	83,572	78,026	66,346	60,776	51,078	7%

Gross profit	69,432	64,561	53,757	49,096	40,640	8%
Gross margin	83.1%	82.7%	81.0%	80.8%	79.6%

Sales and distribution costs	23,380	21,544	19,004	18,195	15,420	9%
Percentage of sales	28.0%	27.6%	28.6%	29.9%	30.2%

Research and development costs	11,733	10,897	9,628	9,602	7,864	8%
Percentage of sales	14.0%	14.0%	14.5%	15.8%	15.4%

Administrative costs	3,508	3,312	3,245	3,065	2,764	6%
Percentage of sales	4.2%	4.2%	4.9%	5.0%	5.4%

Licence fees and other operating income	682	666	494	657	341	2%

Operating profit	31,493	29,474	22,374	18,891	14,933	7%
Operating margin	37.7%	37.8%	33.7%	31.1%	29.2%

Net financials	1,046	(1,663)	(449)	(605)	(945)	N/A

Profit before income taxes	32,539	27,811	21,925	18,286	13,988	17%

Income taxes	7,355	6,379	4,828	3,883	3,220	15%
Effective tax rate	22.6%	22.9%	22.0%	21.2%	23.0%

Net profit	25,184	21,432	17,097	14,403	10,768	18%
Net profit margin	30.1%	27.5%	25.8%	23.7%	21.1%

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 5 / 2014

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Financial statement for 2012	Page 5 of 35

CONSOLIDATED FINANCIAL STATEMENT 2013 – CONTINUED

OTHER KEY NUMBERS	2013	2012	2011	2010	2009	% change 2012 to 2013
(Amounts below in DKK million except earnings per share and dividend per share)

Depreciation, amortisation and impairment losses	2,799	2,693	2,737	2,467	2,551	4%
Capital expenditure	3,207	3,319	3,003	3,308	2,631	(3%)

Net cash generated from operating activities	25,942	22,214	21,374	19,679	15,378	17%
Free cash flow	22,358	18,645	18,112	17,013	12,332	20%

Total assets	70,337	65,669	64,698	61,402	54,742	7%
Equity	42,569	40,632	37,448	36,965	35,734	5%
Equity ratio	60.5%	61.9%	57.9%	60.2%	65.3%

Diluted earnings per share / ADR (in DKK) 1)	9.35	7.77	6.00	4.92	3.56	20%
Dividend per share (in DKK) 1) 2)	4.50	3.60	2.80	2.00	1.50	25%

Payout ratio 3)	47.1%	45.3%	45.3%	39.6%	40.9%

1)	Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.
2)	Proposed dividend for the financial year 2013.
3)	Dividend for the year as a percentage of net profit.

PERFORMANCE VERSUS LONG-TERM FINANCIAL TARGETS

PERFORMANCE AGAINST LONG-TERM FINANCIAL TARGETS	2013	2012	2011	2010	2009	Target

Operating profit growth	6.9%	31.7%	18.4%	26.5%	20.7%	15%

Operating profit margin	37.7%	37.8%	33.7%	31.1%	29.2%	40%

Operating profit after tax to net
operating assets	97.2%	99.0%	77.9%	63.6%	47.3%	125%

Cash to earnings	88.8%	87.0%	105.9%	118.1%	114.5%
Cash to earnings (three-years average)	93.9%	103.7%	112.8%	115.6%	111.5%	90%

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 5 / 2014

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Financial statement for 2012	Page 6 of 35

SALES DEVELOPMENT
Sales increased by 12% measured in local currencies and by 7% in Danish kroner. This is in line with the latest guidance of ‘11-13% growth in local currencies’ provided in connection with the quarterly announcement in October 2013. North America was the main contributor with 66% share of growth measured in local currencies, followed by International Operations and Region China contributing 20% and 9% respectively. Sales growth was realised within both diabetes care and biopharmaceuticals, with the majority of growth originating from the modern insulins and Victoza®.

	Sales 2013 DKK million	Growth as reported	Growth in local currencies	Share of growth in local currencies

The diabetes care segment
- NovoRapid ®	16,848	7%	12%	20%
- NovoMix ®	9,759	4%	10%	10%
- Levemir ®	11,546	18%	22%	24%

Modern insulins	38,153	10%	14%	54%

Human insulins	10,869	(4%)	0%	0%

Victoza®	11,633	23%	27%	28%

Protein-related products	2,555	2%	9%	2%

Oral antidiabetic products	2,246	(19%)	(16%)	(5%)

Diabetes care total	65,456	8%	12%	79%

The biopharmaceuticals segment

NovoSeven®	9,256	4%	8%	7%

Norditropin®	6,114	7%	16%	10%

Other products	2,746	9%	15%	4%

Biopharmaceuticals total	18,116	6%	12%	21%

Total sales	83,572	7%	12%	100%

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from November 2013 and November 2012 provided by the independent data provider IMS Health.

DIABETES CARE SALES DEVELOPMENT
Sales of diabetes care products increased by 12% measured in local currencies and by 8% in Danish kroner to DKK 65,456 million. Novo Nordisk is the world leader in diabetes care and now holds a global value market share of 27% compared to 26% at the same time the previous year.

Insulins and protein-related products
Sales of insulins and protein-related products increased by 11% in local currencies and by 6% in Danish kroner to DKK 51,577 million. Measured in local currencies, sales

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 5 / 2014

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Financial statement for 2012	Page 7 of 35

growth was driven by North America, International Operations and Region China. Novo Nordisk is the global leader with 48% of the total insulin market and 46% of the market for modern insulin and new-generation insulin, both measured in volume.

The roll-out of Tresiba® (insulin degludec), the once-daily new-generation insulin with an ultra-long duration of action, continues to progress. Launch activities are proceeding as planned and feedback from patients and prescribers is encouraging. Tresiba® has been launched in eight countries with 20 more countries expected to launch during 2014. In the countries where Tresiba® is reimbursed on a similar level as insulin glargine, it has steadily grown its share of the basal insulin market. In these countries, Tresiba® now represents around 10% of the basal insulin market measured in monthly value market share. In the markets where Tresiba® has been launched with restricted market access compared to insulin glargine, market penetration remains modest.

Sales of modern insulins increased by 14% in local currencies and by 10% in Danish kroner to DKK 38,153 million. North America accounted for two-thirds of the growth, followed by International Operations and Region China. Sales of modern insulins now constitute 78% of Novo Nordisk’s sales of insulin.

INSULIN MARKET SHARES (volume, MAT)	Novo Nordisk’s share of total insulin market		Novo Nordisk’s share of the modern insulin and new-generation insulin market

	November 2013	November 2012	November 2013	November 2012

Global	48%	49%	46%	46%

USA*	40%	41%	39%	38%

Europe	49%	50%	49%	50%

International Operations**	56%	58%	53%	55%

China***	59%	61%	64%	65%

Japan	52%	55%	48%	51%

Source: IMS, November 2013 data. *: US trend data reflect changes to IMS data collection coverage and methodology **: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. ***: Data for mainland China, excluding Hong Kong and Taiwan.

North America
Sales of insulins and protein-related products in North America increased by 18% in local currencies and by 14% in Danish kroner. Sales growth reflects a continued positive contribution from pricing in the US, solid market penetration of all three modern insulins, NovoLog®, Levemir® and NovoLog® Mix 70/30. 55% of Novo Nordisk’s modern insulin volume in the US is used in the prefilled device FlexPen®.

Europe
Sales of insulins and protein-related products in Europe remained unchanged in local currencies and decreased by 1% in Danish kroner. The development reflects that the declining human insulin sales are offset by the continued progress for Levemir® and NovoRapid®. Furthermore, sales are impacted by a low volume growth of the insulin market, around 3%, as well as the implementation of pricing reforms in several European

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Company announcement No 5 / 2014

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Financial statement for 2012	Page 8 of 35

markets. The device penetration in Europe remains high with 96% of Novo Nordisk’s insulin volume being used in devices, primarily NovoPen® and FlexPen®.

International Operations
Sales of insulins and protein-related products in International Operations increased by 15% in local currencies and by 6% in Danish kroner. The growth, which is positively impacted by the timing in tenders and shipments in a number of countries, is driven by all three modern insulins and a contribution from human insulins. Currently, 59% of Novo Nordisk’s insulin volume in the major private markets is used in devices.

Region China
Sales of insulins and protein-related products in Region China increased by 15% in local currencies and by 14% in Danish kroner. The sales growth was driven by all three modern insulins, while sales of human insulins only grew modestly. Currently, 97% of Novo Nordisk’s insulin volume in China is used in devices, primarily the durable device NovoPen®.

Japan & Korea
Sales of insulins and protein-related products in Japan & Korea decreased by 3% in local currencies and by 22% measured in Danish kroner. The sales development reflects a stagnant Japanese insulin volume market and the negative impact of a challenging competitive environment, which is only partly offset by the robust uptake of Tresiba®. The device penetration in Japan remains high with 98% of Novo Nordisk’s insulin volume being used in devices, primarily FlexPen®.

Victoza® (GLP-1 therapy for type 2 diabetes)
Victoza® sales increased by 27% in local currencies and by 23% in Danish kroner to DKK 11,633 million, reflecting robust sales performance driven by North America, Europe and International Operations. Victoza® holds the global market share leadership in the GLP-1 segment with a 71% value market share compared to 68% in 2012. The GLP-1 segment’s value share of the total diabetes care market has increased to 6.9% compared to 5.9% in 2012.

GLP-1 MARKET SHARES (value, MAT)	GLP-1 share of total diabetes care market		Victoza® share of GLP-1 market

	November	November	November	November
	2013	2012	2013	2012

Global	6.9%	5.9%	71%	68%

USA*	8.6%	7.3%	67%	62%

Europe	7.6%	6.7%	78%	76%

International Operations**	2.8%	3.0%	75%	80%

China***	0.6%	0.5%	74%	45%

Japan	2.1%	2.3%	71%	77%

Source: IMS, November 2013 data. *: US trend data reflect changes to IMS data collection coverage and methodology **: Data for 12 selected markets representing approximately 60% of Novo Nordisk’s diabetes sales in the region. ***: Data for mainland China, excluding Hong Kong and Taiwan.

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Company announcement No 5 / 2014

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Financial statement for 2012	Page 9 of 35

North America
Sales of Victoza® in North America increased by 31% in local currencies and by 27% in Danish kroner. This reflects a continued expansion of the GLP-1 class, which represents 8.6% of the total US diabetes care market in value compared to 7.3% in 2012. Despite the launch of a competing product in 2012, Victoza® continues to drive the US GLP-1 market expansion and is the GLP-1 market leader, now with a 67% value market share compared to 62% a year ago.

Europe
Sales in Europe increased by 20% in local currencies and by 19% in Danish kroner. Sales growth is primarily driven by France, the UK, Spain and Italy. In Europe, the GLP-1 class’ share of the total diabetes care market in value has increased to 7.6% compared to 6.7% in 2012. Victoza® is the GLP-1 market leader with a value market share of 78%.

International Operations
Sales in International Operations increased by 31% in local currencies and by 21% in Danish kroner. Sales growth is primarily driven by a number of Middle Eastern countries, Brazil and Argentina. The GLP-1 class’ share of the diabetes care market in value has contracted to 2.8% compared to 3.0% in 2012. This reflects a decline in the class’ share of the total diabetes care market in Brazil following a strong initial penetration. Outside Brazil, the class continues to expand. Victoza® is the GLP-1 market leader across International Operations with a value market share of 75%.

Region China
Sales in Region China increased by 84% in local currencies and by 83% in Danish kroner. The GLP-1 class in China is not reimbursed and relatively modest in size. However, its share of the total diabetes care market in value has expanded to 0.6% compared to 0.5% in 2012. Victoza® holds a GLP-1 value market share of 74%.

Japan & Korea
Sales in Japan & Korea decreased by 8% in local currencies and by 27% in Danish kroner. In Japan, the GLP-1 class represents 2.1% of the total diabetes care market value. Victoza® remains the leader in the class with a value market share of 71%.

NovoNorm®/Prandin®/PrandiMet® (oral antidiabetic products)
Sales of oral antidiabetic products decreased by 16% in local currencies and by 19% in Danish kroner to DKK 2,246 million. The negative sales development reflects an impact from generic competition in the US and Europe as well as a changed inventory setup in China.

BIOPHARMACEUTICALS SALES DEVELOPMENT
Sales of biopharmaceutical products increased by 12% measured in local currencies and by 6% in Danish kroner to DKK 18,116 million. Sales growth was primarily driven by North America and International Operations.

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Company announcement No 5 / 2014

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Financial statement for 2012	Page 10 of 35

NovoSeven® (bleeding disorders therapy)
Sales of NovoSeven® increased by 8% in local currencies and by 4% in Danish kroner to DKK 9,256 million. The market for NovoSeven® remains volatile, and sales growth is primarily driven by North America and International Operations.

Norditropin® (growth hormone therapy)
Sales of Norditropin® increased by 16% in local currencies and by 7% in Danish kroner to DKK 6,114 million. The sales growth is primarily driven by contractual wins, the support programmes that Novo Nordisk offers healthcare professionals and patients as well as the penetration of the prefilled FlexPro® device in North America and furthermore by growth in International Operations. Novo Nordisk is the leading company in the global growth hormone market with a 28% market share measured in volume.

Other biopharmaceuticals
Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy-related (HRT) products, increased by 15% in local currencies and by 9% in Danish kroner to DKK 2,746 million. Sales growth is driven by North America and reflects a positive impact of pricing and non-recurring adjustments to the provisions for rebates.

DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold grew 5% to DKK 14,140 million, resulting in a gross margin of 83.1% compared to 82.7% in 2012. This development primarily reflects an underlying improvement driven by favourable price development in North America and a positive net impact from product mix due to increased sales of modern insulins and Victoza®. The gross margin was negatively impacted by around 0.3 percentage point due to the depreciation of key invoicing currencies versus the Danish krone compared to prevailing exchange rates in 2012.

Total non-production-related costs increased by 11% in local currencies and by 8% in Danish kroner to DKK 38,621 million.

Sales and distribution costs increased by 13% in local currencies and by 9% in Danish kroner to DKK 23,380 million. The growth in costs is driven by the expansions of the sales forces and sales and marketing investments in the US, China and selected countries in International Operations as well as costs related to the launch of Tresiba®. The growth percentage for costs has also been impacted by changes to legal provisions in 2012 and 2013.

Research and development costs increased by 9% in local currencies and by 8% in Danish kroner to DKK 11,733 million. Within diabetes care, costs are primarily driven by development costs related to the initiation of the Tresiba® cardiovascular outcome trial, and the ongoing phase 3a trials for both faster-acting insulin aspart and semaglutide, the once-weekly GLP-1 analogue. Within biopharmaceuticals, costs are primarily related to the continued progress of the portfolio of development projects within haemophilia and

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Financial statement for 2012	Page 11 of 35

the phase 2 trial for anti-IL-20, a recombinant human monoclonal antibody, in rheumatoid arthritis.

Administrative costs increased by 9% in local currencies and by 6% in Danish kroner to DKK 3,508 million. The increase in costs is primarily driven by back-office infrastructure costs to support the expansions of the sales organisations in North America, China and selected countries in International Operations, non-recurring costs related to new offices in Denmark and the US as well as an impact from a cost refund in 2012 of a previously expensed fine related to an import licence for a major market in International Operations.

Licence income and other operating income constituted DKK 682 million compared to DKK 666 million in 2012.

Operating profit increased by 7% in Danish kroner to DKK 31,493 million. In local currencies, the growth was 15%, which is in line with the latest guidance for operating profit growth measured in local currencies for 2013 of ‘12-15%’.

NET FINANCIALS AND TAX
Net financials showed a net income of DKK 1,046 million compared to a net expense of DKK 1,663 million in 2012. The reported net financial income in 2013 is in line with the latest guidance of ‘around DKK 1,100 million’. As of 31 December 2013, foreign exchange hedging gains of around DKK 1,200 million have been deferred for recognition in the income statement in 2014.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for the group have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a net income of DKK 1,146 million compared to a net expense of DKK 1,529 million in 2012. This net income reflects gains on foreign exchange hedging involving especially the Japanese yen and the US dollar due to their depreciation versus the Danish krone compared to the prevailing exchange rates in 2012, which has been partly offset by losses on commercial balances, primarily related to non-hedged currencies.

The effective tax rate for 2013 was 22.6%, which is in line with the latest guidance of a tax rate of ‘around 23%’ for the full year 2013.

CAPITAL EXPENDITURE AND FREE CASH FLOW
Net capital expenditure for property, plant and equipment was DKK 3.2 billion compared to DKK 3.3 billion in 2012. Net capital expenditure was primarily related to new offices in Denmark, filling capacity in Denmark and Russia, additional GLP-1 manufacturing capacity, new diabetes research facilities in Denmark as well as device production facilities in the US and Denmark. Net capital expenditure was in line with previously communicated expectations of ‘around DKK 3.5 billion’.

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Financial statement for 2012	Page 12 of 35

Free cash flow was DKK 22.4 billion compared to DKK 18.6 billion in 2012, which is in line with the latest guidance of ‘around DKK 22 billion’. The increase of 20% compared to 2012 reflects the growth in net profit of 18% and a lower impact from tax payments in 2013 compared to 2012 related to ongoing transfer pricing disputes which was partly offset by earlier payment of rebate liabilities in the US.

KEY DEVELOPMENTS IN THE FOURTH QUARTER OF 2013
Please refer to appendix 1 for an overview of the quarterly numbers in DKK and appendix 6 for details on sales in the fourth quarter of 2013.

Sales in the fourth quarter of 2013 increased by 10% in local currencies and by 4% in Danish kroner to 21.7 billion compared to the same period in 2012. The growth, which was driven by the three modern insulins and Victoza®, was partly offset by generic competition to Prandin® in the US. From a geographic perspective, North America, International Operations and Region China represented the majority of total sales growth in local currencies.

The gross margin was 84.3% in the fourth quarter of 2013 compared to 85.0% in the same period last year. The decrease of 0.7 percentage point reflects a negative currency impact of 0.8 percentage point which was partly offset by a positive impact from pricing in the US and a favourable product mix development.

In the fourth quarter of 2013, total non-production-related costs increased by 12% in local currencies and by 7% in Danish kroner to DKK 11,123 million compared to the same period last year.

Sales and distribution costs increased by 11% in local currencies and by 5% in Danish kroner in the fourth quarter of 2013 compared to the same period last year. The growth in costs is driven by expansions of the US and Chinese sales forces, sales and marketing investments in the US, China and selected countries in International Operations.

Research and development costs increased by 14% in local currencies and by 11% in Danish kroner in the fourth quarter of 2013 compared to the same period last year. The cost increase is primarily driven by the continued progress of key development projects within diabetes and biopharmaceuticals including the Tresiba® cardiovascular outcomes trial.

Administrative costs increased by 10% in local currencies and by 8% in Danish kroner in the fourth quarter of 2013 compared to the same period last year. The increase is primarily driven by non-recurring costs related to new offices in Denmark as well as back-office infrastructure costs to support the expansions of the sales organisations in North America, China and selected countries in International Operations.

Operating profit in local currencies increased by 9% and decreased by 3% in Danish kroner in the fourth quarter of 2013 compared to the same period last year.

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Financial statement for 2012	Page 13 of 35

OUTLOOK

OUTLOOK 2014
The current expectations for 2014 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 30 January 2014

Sales growth
in local currencies	8-11%

as reported	Around 3.5 percentage points lower

Operating profit growth
in local currencies	Around 10%
as reported	Around 5.5 percentage points lower

Net financials	Income of around DKK 750 million
Effective tax rate	Around 22%
Capital expenditure	Around DKK 4.0 billion
Depreciation, amortisation and impairment losses	Around DKK 2.9 billion
Free cash flow	Around DKK 26 billion

Sales growth for 2014 is expected to be 8-11% measured in local currencies. This reflects expectations for continued robust performance for the portfolio of modern insulins and Victoza® as well as a modest sales contribution from Tresiba®. These sales drivers are expected to be partly countered by an impact from a more challenging contract environment in the US, generic competition to Prandin® in the US during the first half of 2014, intensifying competition within both diabetes and biopharmaceuticals as well as the macroeconomic conditions in a number of markets in International Operations. Given the current level of exchange rates versus the Danish krone, the reported sales growth is now expected to be around 3.5 percentage points lower than growth measured in local currencies.

For 2014, operating profit growth is expected to be around 10% measured in local currencies. This reflects a significant increase in costs related to the continued progress of key development projects within diabetes and biopharmaceuticals. In addition, significant costs are expected in relation to sales force expansions and sales and marketing investments in the portfolio of modern insulins and Victoza® in the US, China and selected markets in International Operations as well as the launch of Tresiba® outside the US. Given the current level of exchange rates versus the Danish krone, the reported operating profit growth is now expected to be around 5.5 percentage points lower than growth measured in local currencies.

For 2014, Novo Nordisk expects a net financial income of around DKK 750 million. The current expectation primarily reflects gains associated with foreign exchange hedging contracts following the depreciation of the Japanese yen and the US dollar versus the Danish krone compared to the average prevailing exchange rates in 2013.

The effective tax rate for 2014 is expected to be around 22%.

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Capital expenditure is expected to be around DKK 4.0 billion in 2014, primarily related to investments in additional GLP-1 manufacturing capacity, expansion of filling capacity, prefilled device production facilities, construction of new laboratory facilities as well as expansion of protein capacity within the CMC (Chemistry, Manufacturing and Control) organisation. Depreciation, amortisation and impairment losses are expected to be around DKK 2.9 billion. Free cash flow is expected to be around DKK 26 billion.

All of the above expectations are based on the assumption that the global economic environment will not significantly change business conditions for Novo Nordisk during 2014, and that currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Please refer to appendix 7 for key currency assumptions.

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Annual impact on Novo Nordisk’s operating profit of a 5% movement in currency	Hedging period (months)

USD	DKK 1,300 million	12
CNY	DKK 220 million	12*
JPY	DKK 145 million	14
GBP	DKK 85 million	12
CAD	DKK 60 million	10

* USD used as proxy when hedging Novo Nordisk’s CNY currency exposure

The financial impact from foreign exchange hedging is included in ‘Net financials’.

RESEARCH & DEVELOPMENT UPDATE

DIABETES CARE: INSULIN AND GLP-1

Liraglutide 3 mg filed for regulatory approval in the US and EU as a treatment for obesity
As announced in December 2013, Novo Nordisk has filed a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) and a Marketing Authorisation Application (MAA) with the European Medicines Agency (EMA). The submissions cover the 3 mg dose of liraglutide, a once-daily human GLP-1 analogue, as an adjunct to a reduced-calorie diet and increased physical activity for chronic weight management in adults with obesity, or who are overweight and have comorbidities.

DUAL™ IV shows benefits of adding IDegLira (NN9068) to sulfonylurea (SU) and metformin treatment
In December 2013, Novo Nordisk completed the phase 3b trial DUAL™ IV with IDegLira, a combination product of insulin degludec (Tresiba®), the once-daily new-generation

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basal insulin analogue, with an ultra-long duration of action, and liraglutide (Victoza®), the once-daily human GLP-1 analogue, for the treatment of type 2 diabetes currently under review with EMA.

In DUAL™ IV, 435 people with type 2 diabetes, inadequately controlled on sulfonylurea (SU) alone, or in combination with metformin, were randomised to 26 weeks of treatment with either IDegLira or placebo added to their existing oral anti-diabetic therapy.

From a baseline HbA1c of 7.9%, people randomised to IDegLira achieved a statistically significantly greater average reduction in HbA1c of 1.4% compared to 0.5% for those treated with placebo. Close to 80% of the people using IDegLira achieved the HbA1c treatment target of <7% recommended by the American Diabetes Association (ADA) and the European Association for the Study of Diabetes (EASD), and close to 65% reached HbA1c target of ≤6.5% as recommended by the American Association of Clinical Endocrinologists (AACE). The corresponding numbers for placebo were just below 30% for the ADA and EASD targets and just above 10% for the AACE target.

As would be expected from the use of GLP-1 in combination with an SU, the rate of overall confirmed hypoglycaemia was statistically significantly higher among those treated with IDegLira than placebo. The IDegLira arm experienced a modest weight gain of 0.5 kg compared with a weight loss of 1.0 kg among people treated in the placebo group.

The previously reported safety and tolerability profile of IDegLira was reconfirmed and no apparent differences between IDegLira and placebo were observed with respect to adverse events and standard safety parameters.

Two trials initiated to further document hypoglycaemia profile of Tresiba®
In January 2014, Novo Nordisk initiated the two 64-week randomised, double-blind, cross-over trials, announced at the Capital Markets Day in December 2013, comparing the safety and efficacy of Tresiba® and insulin glargine. The overall purpose of the trials is to document the hypoglycaemia profile in type 1 diabetes and type 2 diabetes respectively, compared to insulin glargine. In one trial, BEGIN™-SWITCH 1, 450 people with type 1 diabetes will be sequentially treated with Tresiba® and insulin glargine in combination with insulin aspart in a randomised order. In the second trial, BEGIN™-SWITCH 2, 670 people with type 2 diabetes will be treated sequentially with Tresiba® and insulin glargine in combination with metformin in a randomised order.

Recruitment in SUSTAIN™ 6 completed and two additional phase 3a trials with semaglutide (NN9535) initiated
In December 2013, Novo Nordisk completed recruitment to SUSTAIN™ 6, a trial collecting cardiovascular outcome and other long-term diabetes-related endpoints with semaglutide in more than 3,000 people that had type 2 diabetes and an elevated cardiovascular risk. Furthermore, as announced at the Capital Markets Day in December 2013, Novo Nordisk has initiated two additional trials in the phase 3a programme

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SUSTAIN™ investigating the once-weekly GLP-1 analogue, semaglutide, as a treatment for people with type 2 diabetes. The aim of the trials is to evaluate the efficacy and safety of semaglutide as add-on to oral anti-diabetic drugs for 56 weeks compared to once-weekly exenatide ER (extended release) or once-daily sitagliptin respectively. Novo Nordisk expects to initiate three additional trials in the SUSTAIN™ programme during 2014.

Phase 3a pump trial initiated for faster-acting insulin aspart (NN1218)
In November 2013, Novo Nordisk initiated a 6-week randomised, double-blind trial, evaluating the compatibility and safety of faster-acting insulin aspart and insulin aspart, both administered by pumps providing continuous subcutaneous insulin infusions. The trial is expected to include 40 people with type 1 diabetes. With this initiation, all four trials in the phase 3a programme, onset™, are ongoing.

Initiation of phase 3 for LATIN T1D, liraglutide as adjunct therapy to insulin in type 1 diabetes (NN9211)
As announced at the Capital Markets Day in December 2013, Novo Nordisk has initiated the first phase 3a trial, ADJUNCT ONE™ investigating the efficacy and safety of liraglutide as an adjunct therapy to insulin in people with type 1 diabetes. ADJUNCT ONE™ is expected to include 1,400 people with type 1 diabetes who will be randomised to treatment for 52 weeks with liraglutide or placebo, both in addition to intensification (treat-to-target concept) of the insulin treatment. Novo Nordisk expects to initiate the second phase 3a trial, ADJUNCT TWO™, in the first half of 2014.

Initiation of phase 2 trial for the first oral GLP-1, OG217SC (NN9924)
As announced at the Capital Markets Day in December 2013, Novo Nordisk has initiated the first phase 2 trial with an oral GLP-1, OG217SC. The trial will examine the dose range, dose escalation and efficacy of oral semaglutide administered over 26 weeks compared with placebo in 600 people with type 2 diabetes.

Novo Nordisk receives approval for FlexTouch® in the US
In November 2013, the US FDA approved the prefilled insulin pens NovoLog® FlexTouch® and Levemir® FlexTouch®. FlexTouch® is Novo Nordisk’s latest prefilled insulin pen with a spring-loaded push-button dosing mechanism. FlexTouch® is expected to be launched in the US in the second half of 2014.

BIOPHARMACEUTICALS: HAEMOPHILIA

NovoEight® launched in EU and approved in Japan
In January 2014, following approval by the European Commission in November 2013, Germany was the first country to launch NovoEight®, a recombinant coagulation factor VIII product, for the treatment and prophylaxis of bleeding in patients with haemophilia A.

Furthermore, NovoEight® was approved by the Japanese Ministry of Health, Labor and Welfare in January 2014.

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Novo Nordisk expects to launch NovoEight® in a number of European countries and Japan during 2014.

TRETTEN® approved in the US for the treatment of congenital factor XIII A-subunit deficiency
In December 2013, the US FDA approved TRETTEN®, a recombinant factor XIII compound marketed under the brand name NovoThirteen® outside of North America. TRETTEN® is approved for the routine prophylaxis of bleeding in people with congenital factor XIII A-subunit deficiency. It is the only recombinant treatment for congenital FXIII A-subunit deficiency, a rare bleeding disorder with which approximately 1,000 people are diagnosed globally. TRETTEN® is expected to be available in the US early 2014.

Furthermore, in January 2014, the Committee for Medicinal Products for Human Use (CHMP) under the European Medicines Agency (EMA) adopted a positive opinion to recommend an expansion of the current marketing authorisation for NovoThirteen®, covering adult patients with congenital factor XIII A-subunit deficiency, to also cover paediatric patients under the age of 6 years.

Phase 3a surgery trial completed with N9-GP (NN7999)
In January 2014, Novo Nordisk completed the second phase 3 trial with N9-GP, a glycopegylated recombinant factor IX compound for people with haemophilia B. The trial (paradigm™ 3) was open-label, multi-centre and evaluated the efficacy and safety of N9-GP during surgical procedures in 13 people with haemophilia B, in line with regulatory guidelines.

In the trial, a single preoperative dose of 80 U/kg of N9-GP prevented bleeding in all participants during major surgeries with 100% success rate. The preoperative dose maintained the level of FIX activity at the normal range and no additional dose was required during the course of surgery. Clinical efficacy evaluated by haemostatic response was reported as excellent or good in all participants.

In addition, postoperative effective haemostatic coverage was achieved by an average of 2 doses of 40 U/kg N9-GP during the first six days after surgery.

In the trial, N9-GP appeared to have a safe and well-tolerated profile and no participants developed inhibitors.

BIOPHARMACEUTICALS: HUMAN GROWTH HORMONE

Multiple dose trial completed for the once-weekly growth hormone (NN8640) in adults with growth hormone deficiency
A phase 1 trial investigating the safety, tolerability, pharmacokinetics and pharmacodynamics of multiple doses of the once-weekly growth hormone derivative, NN8640, in adults with growth hormone deficiency has been completed. In the trial, NN8640 appeared to have a safe and well-tolerated profile and no safety concerns were identified. The trial confirmed the data from a similar trial in healthy adults and supports the suitability of NN8640 for once-weekly dosing in adults with growth hormone

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deficiency. Based on these results and following consultations with regulatory authorities, Novo Nordisk expects to make a final decision of whether to progress NN8640 into phase 3 development for adult treatment around mid-2014.

BIOPHARMACEUTICALS: INFLAMMATION

Anti-NKG2D (NN8555) to resume phase 2 development in Crohn’s Disease
In December 2012, Novo Nordisk decided to discontinue further development of anti-NKG2D as a treatment for Crohn’s disease based on the results from a futility analysis conducted during the trial. Following completion of the single-dose trial and analysis of the full data set, Novo Nordisk has now decided to reinitiate development. In the trial, the primary end-point on effect at week 4 was not achieved. However, the analysis demonstrated a clear biological and clinical effect of anti-NKG2D at later time points. In the trial, anti-NKG2D appeared to be safe and have a well-tolerated profile and Novo Nordisk expects to continue the phase 2 development of anti-NKG2D for Crohn’s disease.

Anti-IL-21 (NN8828) discontinued in rheumatoid arthritis
In January, Novo Nordisk completed a phase 2a trial evaluating the monoclonal antibody anti-IL-21 as a treatment for rheumatoid arthritis (RA). In the trial, the primary endpoint of demonstrating a statistically significant change in disease activity compared to placebo was achieved; however, the magnitude of the treatment effect did not warrant further development. Consequently, Novo Nordisk has decided to discontinue further development of anti-IL-21 for RA. In the trial, anti-IL-21 appeared to have a safe and well-tolerated profile. Novo Nordisk will continue to develop anti-IL-21 as a potential treatment for Crohn’s disease and Systemic Lupus Erythematosus (SLE).

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SUSTAINABILITY

HIGHLIGHTS FROM THE CONSOLIDATED SOCIAL AND ENVIRONMENTAL STATEMENTS FOR 2013

SOCIAL PERFORMANCE	2013	2012	2011	2010	2009	% change 2012 to 2013

Patients
Patients reached with diabetes care	24.3	22.8	20.9	n/a	n/a	7%
products (million)(estimate)
Least developed countries where	35	35	36	33	36	–
Novo Nordisk sells insulin according
to the differential pricing policy[1]

Employees
Employees (FTEs)	37,978	34,286	32,136	30,014	28,809	11%
Employee turnover	8.1%	9.1%	9.8%	9.1%	8.3%
Diverse senior management teams	70%	66%	62%	54%	50%

Assurance
Relevant employees trained in business ethics	97%	99%	99%	98%	n/a
Product recalls	6	6	5	5	2	–
Warning Letters and re-inspections	1	1	0	0	0	–

ENVIRONMENTAL PERFORMANCE

Resources
Energy consumption (1,000 GJ)	2,572	2,433	2,187	2,234	2,246	6%
Water consumption (1,000 m3)	2,685	2,475	2,136	2,047	2,149	8%

Emissions and waste
CO2 emissions from energy consumption (1,000 tons)	125	122	94	95	166	2%

1. According to the UN there are 49 least developed countries in the world

SOCIAL PERFORMANCE

Patients
Novo Nordisk estimates that the company provides medical treatments for approximately 24.3 million people with diabetes worldwide, showing a 7% increase compared to 2012. The number is calculated based on WHO’s recommended daily doses for diabetes medicines. The growth is driven by sales of insulin and Victoza®.

Of the 382 million people living with diabetes it is estimated that just over half are diagnosed and many of those diagnosed do not receive medical treatment. Novo Nordisk’s global access to diabetes care strategy aims to provide better care for those who need it and currently do not have access to proper diabetes care. In 2013, Novo Nordisk sold human insulin according to the company’s differential pricing policy in 35 of

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the 49 Least Developed Countries, as defined by the UN. According to this policy, the price should not exceed 20% of the average prices in the Western world; while the number of countries buying insulin in accordance with this policy has been stable for some years, the volume sold increased by 7%.

Employees
At the end of 2013, the total number of employees was 38,436, corresponding to 37,978 full-time positions, which is an 11% increase compared with 2012. This growth is driven by expansion of the sales and marketing organisation in the regions North America and International Operations as well as significant expansion in Denmark in the research and development organisation and in production.

Employee turnover decreased from 9.1% in 2012 to 8.1%, continuing the positive trend. The average number reflects some geographical variation.

Assurance
Following the receipt in December 2012 of a Warning Letter from the US Food and Drug Administration (FDA), a re-inspection was carried out in August 2013. In January 2014, Novo Nordisk received confirmation from the agency that the violations had been addressed satisfactorily.

In 2013, Novo Nordisk had six instances of product recalls from the market, which is the same level as the previous year. Among one of these, an internal quality control found that a small percentage (0.14%) of certain batches of the company’s prefilled insulin product NovoMix®30 did not meet the specifications for insulin strength. As a result, three million products were recalled from wholesalers, pharmacies and patients in several European markets. The root cause was found to be a production error and has been resolved.

ENVIRONMENTAL PERFORMANCE

Energy and water
In 2013, 2,572,000 GJ energy and 2,685,000 m3 water was consumed at production sites around the world. This equals an increase of 6% and 8% respectively, which is linked to the increased production volume output and new production capacity.

CO2
In 2013, CO2 emissions from production amounted to a total of 125,000 tons. This equals a 2% increase compared to 2012, which is directly linked to the increased consumption of energy. The increase in CO2 emission is less than the increase in energy consumption, because part of the increase in energy consumption happened at sites sourcing less CO2-intensive energy. At the same time, consumption decreased at sites with coal-based energy supply. The company’s target of a 10% absolute reduction in 10 years is expected to be met in 2014.

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EQUITY

Total equity was DKK 42,569 million at the end of 2013, equivalent to 60.5% of total assets, compared to 61.9% at the end of 2012. Please refer to appendix 5 for further elaboration of changes in equity.

Five for one stock split implemented in January 2014
As announced in October 2013, Novo Nordisk’s Board of Directors approved a stock split of the Novo Nordisk B shares listed on NASDAQ OMX Copenhagen and of the American Depositary Receipts (ADRs) listed on New York Stock Exchange (NYSE). Consequently, the trading unit of the Novo Nordisk B shares listed on the stock exchange in Copenhagen was changed from DKK 1 to DKK 0.20. The ratio of B shares to ADRs listed on NYSE has remained 1:1. The changes in trading units came into effect on 2 January 2014 for the Novo Nordisk B shares and on 9 January 2014 for the ADRs.

2013 share repurchase programme
On 31 October, as part of an overall programme of DKK 14 billion to be executed during a 12-month period beginning 31 January 2013, Novo Nordisk announced a share repurchase programme of up to DKK 2.8 billion to be executed from 31 October 2013 to 28 January 2014. The purpose of the programme is to reduce the company’s share capital. Under the programme, announced 31 October, Novo Nordisk has repurchased B shares for an amount of DKK 2.8 billion in the period from 31 October 2013 to 28 January 2014. The programme announced on 31 October 2013 was concluded on 28 January 2014.

In addition to the DKK 2.8 billion share repurchase programme announced 31 October 2013, Novo Nordisk repurchased 1 million B shares from employees in November 2013. The transaction amounted to DKK 0.2 billion and was related to the general employee share programme outside of Denmark from 2010. The shares in this transaction were not part of the Safe Harbour repurchase programme, but were part of the overall DKK 14 billion repurchase programme.

As of 28 January 2014, Novo Nordisk A/S has repurchased a total of 72,368,270 B shares equal to a transaction value of DKK 14 billion and has thereby completed the DKK 14 billion programme.

Holding of treasury shares and reduction of share capital
As of 28 January 2014, Novo Nordisk A/S and its wholly owned affiliates owned 107,640,025 of its own B shares, corresponding to 3.9% of the total share capital.

In order to maintain capital structure flexibility, the Board of Directors will, at the Annual General Meeting in 2014, propose a reduction in the B share capital from DKK 442,512,800 to DKK 422,512,800 by cancelling 100,000,000 B shares of DKK 0.20 from the company’s own holdings of B shares at a nominal value of DKK 20,000,000 equivalent to 3.64% of the total share capital. After implementation of the share capital reduction, the company’s share capital will amount to DKK 530,000,000; divided into an A share capital of DKK 107,487,200 and a B share capital of DKK 422,512,800.

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Proposed dividend
At the Annual General Meeting on 20 March 2014, the Board of Directors will propose a 25% increase in dividend to DKK 4.50 per share of DKK 0.20, corresponding to a payout ratio of 47.1%. For 2012, the Novo Nordisk payout ratio was 45.3%, whereas Novo Nordisk’s peer group of comparable pharmaceutical companies operated with a payout ratio around 47%. No dividend will be paid on the company’s holding of treasury shares.

2014 share repurchase programme
The Board of Directors has approved a new share repurchase programme of up to DKK 15 billion to be executed during the coming 12 months. As part of the up to DKK 15 billion share repurchase programme, a new share repurchase programme has now been initiated in accordance with the provisions of the European Commission's Regulation No 2273/2003 of 22 December 2003 (The Safe Harbour Regulation). For that purpose, Novo Nordisk has appointed Skandinaviska Enskilda Banken, Denmark, as lead manager to execute a part of its share repurchase programme independently and without influence from Novo Nordisk. The purpose of the programme is to reduce the company's share capital. Under the agreement, Skandinaviska Enskilda Banken, Denmark, will repurchase shares on behalf of Novo Nordisk for an amount of up to DKK 3.6 billion during the trading period starting today, 30 January and ending on 29 April 2014. A maximum of 583,326 shares can be bought during one single trading day, equal to 20% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of December 2013, and a maximum of 35,582,886 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

In addition to the agreement with Skandinaviska Enskilda Banken of repurchasing shares of an amount of up to DKK 3.6 billion, Novo Nordisk expects to purchase B-shares from employees in January 2014 for approximately DKK 0.1 billion. The repurchase of shares in this transaction is not part of the Safe Harbour programme, but is part of the overall DKK 15 billion share repurchase programme.

Novo Nordisk’s majority shareholder Novo A/S, a holding company fully owned by the Novo Nordisk Foundation, has informed Novo Nordisk that it intends from 2014 onwards to consider its participation in Novo Nordisk’s share repurchase programme on a case-by-case basis. This implies that Novo A/S may decide not to participate in a share repurchase programme in any individual year.

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CORPORATE GOVERNANCE

Changes in Novo Nordisk’s management
Effective 30 January 2014, Chief Operating Officer Kåre Schultz is appointed president & COO. The promotion is a reflection of the importance and complexity of Kåre Schultz’ organisation – Operations – which he has led successfully since 2002. Operations is responsible for Novo Nordisk’s global sales and product supply organisation. In his role as president, Kåre Schultz will work closely with CEO Lars Rebien Sørensen and the other members of Executive Management on matters relevant to the company’s senior leadership and the Board of Directors.

Effective 1 February 2014, Eddie Williams, corporate vice president and head of Biopharmaceuticals in Novo Nordisk’s US affiliate has been appointed senior vice president and member of the company’s global Senior Management Board. The promotion is a reflection of the size and strategic importance of the company’s biopharmaceuticals business in the US.

Remuneration principles for executives
Novo Nordisk’s remuneration principles aim to attract, retain and motivate members of Executive Management. Remuneration levels are designed to be competitive and to align the interest of the executives with shareholder interests.

Long-term, share-based incentive programme for senior management
As from 2004, members of Novo Nordisk's Executive Management (seven in 2013) and other members of the Senior Management Board (28 in 2013) have participated in a performance-based incentive programme. In the programme, a proportion of the calculated economic value added for the calendar year has been allocated to a joint pool for the participants. For 2013, the joint pool operates with a yearly maximum allocation per participant equal to nine months’ fixed base salary plus pension contribution for members of Executive Management and a yearly maximum allocation per participant equal to eight months’ fixed base salary plus pension contribution for other members of the Senior Management Board. Once the joint pool has been approved by the Board of Directors, the total cash amount is converted into Novo Nordisk B shares at market price. The market price is calculated as the average trading price for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the open trading window following the release of the full-year financial results for the year preceding the performance-based incentive programme. The shares in the joint pool are locked up for a three-year period before they are transferred to the participants. In the lock-up period, the Board of Directors may remove shares from the joint pool in the event of lower than planned value creation in subsequent years.

For 2010, 842,880 shares were allocated to the joint pool and the value at launch of the programme (DKK 64 million) was expensed in 2010. The number of shares in the 2010 joint pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2011–2013) reached specified threshold levels. Hence, the original number of shares allocated to the joint pool will, according to the

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principles of the scheme, be transferred to 28 current and former members of senior management immediately after the announcement of the 2013 full-year financial results on 30 January 2014.

For 2013, based on an assessment of the economic value generated, the performance of the R&D portfolio and key sustainability projects, the Board of Directors on 29 January 2014 approved the establishment of a joint pool for the financial year of 2013 by allocating a total of 254,417 Novo Nordisk B shares. This allocation amounts to 4.75 months of fixed base salary plus pension contribution per member of Executive Management and 4.2 months of fixed base salary plus pension contribution for senior vice presidents, corresponding to a value at launch of the programme of DKK 51 million, which has been expensed in the 2013 accounts. According to the principles of the programme, the share price used for the conversion of the performance programme to the share pool was the average share price (DKK 202.40 per share of DKK 0.20) for Novo Nordisk B shares on NASDAQ OMX Copenhagen in the 15 days trading window (31 January–14 February 2013) following the release of the Annual Report for 2012 when the programme was approved by the Board of Directors. The allocation under the programme reflects that, while Novo Nordisk exceeded the planned financial performance in 2013, the company did not meet its target of having Tresiba® approved in the US due to the Complete Response Letter from the US Food and Drug Administration in February. This event also entailed that the target for the submission of IDegLira for regulatory approval to the US FDA could not be met. As a consequence of these shortcomings the allocation under the long-term incentive programme has been reduced.

Long-term, share-based incentive programme for corporate vice presidents and vice presidents
As from 2007, a number of key employees below senior management also participate in a share-based programme with similar performance criteria as the programme for senior management. The share-based incentive programme for key employees will, as is the case for the programme for senior management, be based on an annual calculation of economic value added compared to the planned performance for the year. The pool will operate with a maximum contribution per participant equal to four months of fixed base salary. The shares in the pool are also locked up for a three-year period before they may be transferred to the participants.

For 2010, 2,744,680 shares were allocated to a share pool for key employees and the value at launch of the programme (DKK 208 million) has been amortised over the period 2010-2013. The number of shares in the 2010 share pool has not subsequently been reduced by the Board of Directors as the financial performance in the following years (2011–2013) reached specified threshold levels. Hence, 2,475,090 shares will be transferred to 576 employees after the announcement of the 2013 full-year financial results on 30 January 2014. The number of shares to be transferred is lower than the original number of shares allocated to the share pool as some participants have left the company before the release conditions of the programme have been met.

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For 2013, based on an assessment similar to the senior management programme, the Board of Directors on 29 January 2014 approved the establishment of a share pool for 2013 for key employees by allocating a total of 622,190 Novo Nordisk B shares. This allocation – which is 52.5 % of the maximum according to the terms of the programme – corresponds to a value at launch of the programme of DKK 126 million using the same share price mechanism as described for the senior management programme. The value of the programme will be amortised over four years. The number of participants for 2013 is approximately 825.

LEGAL UPDATE

Product liability lawsuits related to hormone therapy products
As of 27 January 2014, Novo Nordisk Inc., along with a majority of the hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of two individuals who allege use of a Novo Nordisk hormone therapy product. The products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). In addition, one individual currently alleges, in relation to similar lawsuits against Pfizer Inc., that she has also used a Novo Nordisk hormone therapy product. Pfizer Inc. has publicly announced the settlement of many of its hormone therapy cases. The continued reduction in pending cases is the result of Pfizer Inc. settling several cases that also involve Novo Nordisk’s products. Currently, Novo Nordisk’s first trial is scheduled for September 2014. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

Product liability lawsuits related to Victoza®
Novo Nordisk is per 27 January 2014 named in 34 product liability lawsuits seeking to recover damages for injuries, predominantly related to pancreatic cancer, allegedly experienced by patients who claim to have been prescribed Victoza® and other GLP-1/DPP-IV products. Twenty-four of the Novo Nordisk cases include other defendants, and most cases have been filed in California federal court. Currently, Novo Nordisk does not have any trials scheduled in 2014. Novo Nordisk does not expect the pending claims to have a material impact on its financial position, operating profit and cash flow.

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Financial statement for 2012	Page 26 of 35

FORWARD-LOOKING STATEMENTS

Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s Annual Report 2013 and Form 20-F, both expected to be filed with the SEC in February 2014, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•	statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto
•	statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures
•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings
•	statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’, Equity’ and ‘Legal update’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, failure to recruit and retain the right employees, and failure to maintain a culture of compliance.

Please also refer to the overview of risk factors in ‘Risks to be aware of’ on pp 42-43 of the Annual Report 2013 available on novonordisk.com on 3 February 2014.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Financial statement for 2013	Page 27 of 35

MANAGEMENT STATEMENT

The Board of Directors and Executive Management have approved the Annual Report 2013 of Novo Nordisk A/S – including the audited consolidated financial statements. The Board of Directors and Executive Management also approved this financial statement containing condensed financial information for 2013.

The consolidated financial statements in the Annual Report 2013 are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and with the IFRS as endorsed by the EU. Furthermore, the Annual Report 2013, including the consolidated financial statements and management review, is prepared in accordance with additional Danish disclosure requirements for listed companies.

This financial statement has been prepared in accordance with the recognition and measurement requirements in the IFRS, the accounting policies as applied in the audited consolidated financial statements of 2013 and additional Danish disclosure requirements for listed companies.

In our opinion, the accounting policies used are appropriate, and the overall presentation of this financial statement is adequate. Furthermore, in our opinion, this company announcement of the financial statement for 2013 includes a true and fair account of the development in the operations and financial circumstances of the results for the year and of the financial position of the Group as well as a reference to the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Bagsværd, 30 January 2014

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard	Lars Fruergaard Jørgensen
President and CEO	CFO

Lise Kingo	Jakob Riis	Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:

Göran Ando	Jeppe Christiansen	Bruno Angelici
Chairman	Vice chairman

Henrik Gürtler	Liz Hewitt	Ulrik Hjulmand-Lassen

Thomas Paul Koestler	Anne Marie Kverneland	Søren Thuesen Pedersen

Hannu Ryöppönen	Stig Strøbæk

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Financial statement for 2013	Page 28 of 35

FINANCIAL INFORMATION

APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2013				2012				Q4 2013 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2012

Sales	21,698	20,511	21,380	19,983	20,962	19,845	19,468	17,751	4%
Gross profit	18,298	16,986	17,774	16,374	17,809	16,360	16,044	14,348	3%
Gross margin	84.3%	82.8%	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	6,487	5,529	5,834	5,530	6,192	5,299	5,203	4,850	5%
Percentage of sales	29.9%	27.0%	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	3,566	2,795	2,715	2,657	3,210	2,617	2,563	2,507	11%
Percentage of sales	16.4%	13.6%	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	1,070	822	815	801	991	766	779	776	8%
Percentage of sales	4.9%	4.0%	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	179	152	175	176	156	186	154	170	15%
Operating profit	7,354	7,992	8,585	7,562	7,572	7,864	7,653	6,385	(3%)
Operating margin	33.9%	39.0%	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	606	418	363	315	17	(85)	146	47	N/A
Financial expenses	170	111	267	108	137	420	856	375	24%
Net financials	436	307	96	207	(120)	(505)	(710)	(328)	N/A
Profit before income taxes	7,790	8,299	8,681	7,769	7,452	7,359	6,943	6,057	5%
Net profit	6,053	6,415	6,734	5,982	5,755	5,667	5,346	4,664	5%
Depreciation, amortisation and impairment losses	789	643	676	691	755	644	656	638	5%
Capital expenditure	739	908	778	782	1,006	942	855	516	(27%)
Net cash generated from operating activities 1)	5,372	6,217	7,283	7,070	1,514	7,962	7,151	5,587	255%
Free cash flow 1)	4,538	5,219	6,423	6,178	408	6,926	6,273	5,038	N/A
Total assets	70,337	68,134	64,289	62,447	65,669	66,620	60,978	61,210	7%
Total equity	42,569	39,125	35,357	33,801	40,632	35,660	31,334	32,358	5%
Equity ratio	60.5%	57.4%	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%
Full-time equivalent employees end of period	37,978	36,851	35,869	35,154	34,286	33,501	32,819	32,252	11%
Basic earnings per share/ADR (in DKK) 2)	2.28	2.41	2.50	2.21	2.12	2.08	1.94	1.68	8%
Diluted earnings per share/ADR (in DKK) 2)	2.27	2.39	2.49	2.20	2.11	2.07	1.93	1.66	8%
Average number of shares outstanding (million) 2)	2,653.4	2,667.5	2,688.5	2,708.0	2,714.5	2,723.0	2,745.5	2,783.5	(2%)
Average number of diluted shares
outstanding (million) 2)	2,666.8	2,681.5	2,702.5	2,723.5	2,730.0	2,739.0	2,762.0	2,802.5	(2%)
Sales by business segment:
Modern insulins (insulin analogues)	10,143	9,393	9,626	8,991	9,462	8,879	8,613	7,867	7%
Human insulins	2,694	2,572	2,779	2,824	3,009	2,794	2,781	2,718	(10%)
Victoza®	3,231	2,847	2,877	2,678	2,709	2,503	2,293	1,990	19%
Protein-related products	640	666	643	606	621	644	621	625	3%
Oral antidiabetic products (OAD)	367	504	681	694	670	719	653	716	(45%)
Diabetes care total	17,075	15,982	16,606	15,793	16,471	15,539	14,961	13,916	4%
NovoSeven®	2,259	2,428	2,542	2,027	2,420	2,153	2,451	1,909	(7%)
Norditropin®	1,662	1,436	1,479	1,537	1,461	1,451	1,440	1,346	14%
Other biopharmaceuticals	702	665	753	626	610	702	616	580	15%
Biopharmaceuticals total	4,623	4,529	4,774	4,190	4,491	4,306	4,507	3,835	3%
Sales by geographic segment:
North America	10,214	9,763	10,038	9,009	9,559	8,981	8,356	7,324	7%
Europe	5,185	4,994	5,123	4,761	5,237	4,793	5,081	4,596	(1%)
International Operations	3,139	2,697	3,077	3,094	2,894	2,695	2,757	2,734	8%
Japan & Korea	1,398	1,312	1,368	1,239	1,698	1,710	1,724	1,485	(18%)
Region China	1,762	1,745	1,774	1,880	1,574	1,666	1,550	1,612	12%
Segment operating profit:
Diabetes care	5,567	5,886	5,965	5,502	5,420	5,768	5,270	4,638	3%
Biopharmaceuticals	1,787	2,106	2,620	2,060	2,152	2,096	2,383	1,747	(17%)

1) Free cash flow for Q1 2012 and Q2 2012 has been reduced by DKK 1,328 million and increased by DKK 1,328 million, respectively, as withheld dividend tax is now presented as part of financing activities.
2) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.

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Financial statement for 2013	Page 29 of 35

APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

	12M	12M
DKK million	2013	2012

Income statement
Sales	83,572	78,026
Cost of goods sold	14,140	13,465

Gross profit	69,432	64,561
Sales and distribution costs	23,380	21,544
Research and development costs	11,733	10,897
Administrative costs	3,508	3,312
Licence income and other operating income, net	682	666

Operating profit	31,493	29,474

Financial income	1,702	125
Financial expenses	656	1,788

Profit before income taxes	32,539	27,811

Income taxes	7,355	6,379

NET PROFIT FOR THE YEAR	25,184	21,432

Basic earnings per share (DKK) 1)	9.40	7.82
Diluted earnings per share (DKK) 1)	9.35	7.77

Segment information

Segment sales:
Diabetes care	65,456	60,887
Biopharmaceuticals	18,116	17,139
Segment operating profit:
Diabetes care	22,920	21,096
Operating margin	35.0%	34.6%
Biopharmaceuticals	8,573	8,378
Operating margin	47.3%	48.9%
Total segment operating profit	31,493	29,474

Statement of comprehensive income
Net profit for the year	25,184	21,432
Other comprehensive income
Items that will not be reclassified subsequently to the Income statement:
Remeasurements on defined benefit plans	54	(281)
Items that will be reclassified subsequently to the Income statement, when specific conditions are met:
Exchange rate adjustments of investments in subsidiaries	(435)	(172)
Cash flow hedges, realisation of previously deferred (gains)/losses	(809)	1,182
Cash flow hedges, deferred gains/(losses) incurred during the period	1,195	849
Other items	75	35
Tax on other comprehensive income, income/(expense)	(211)	(587)

Other comprehensive income for the year, net of tax	(131)	1,026

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	25,053	22,458

1) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.

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Financial statement for 2013	Page 30 of 35

APPENDIX 3: BALANCE SHEET

DKK million	31 Dec 2013	31 Dec 2012

ASSETS
Intangible assets	1,615	1,495
Property, plant and equipment	21,882	21,539
Deferred income tax assets	4,231	2,244
Other financial assets	551	228

TOTAL NON-CURRENT ASSETS	28,279	25,506

Inventories	9,552	9,543
Trade receivables	10,907	9,639
Tax receivables	3,155	1,240
Other receivables and prepayments	2,454	2,705
Marketable securities	3,741	4,552
Derivative financial instruments	1,521	931
Cash at bank and on hand	10,728	11,553

TOTAL CURRENT ASSETS	42,058	40,163

TOTAL ASSETS	70,337	65,669

EQUITY AND LIABILITIES
Share capital	550	560
Treasury shares	(21)	(17)
Retained earnings	41,137	39,001
Other reserves	903	1,088

TOTAL EQUITY	42,569	40,632

Deferred income tax liabilities	672	732
Retirement benefit obligations	688	760
Provisions	2,183	1,907

Total non-current liabilities	3,543	3,399

Current debt	215	500
Trade payables	4,092	3,859
Tax payables	2,222	593
Other liabilities	9,386	8,982
Derivative financial instruments	-	48
Provisions	8,310	7,656

Total current liabilities	24,225	21,638

TOTAL LIABILITIES	27,768	25,037

TOTAL EQUITY AND LIABILITIES	70,337	65,669

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APPENDIX 4: STATEMENT OF CASH FLOWS

DKK million	2013	2012

Net profit for the year	25,184	21,432

Adjustment for non-cash items	10,738	11,253
Change in working capital	(265)	274
Interest received	131	207
Interest paid	(39)	(61)
Income taxes paid	(9,807)	(10,891)

Net cash generated from operating activities	25,942	22,214

Proceeds from intangible assets and other financial assets	29	-
Purchase of intangible assets and other financial assets	(406)	(250)
Proceeds from sale of property, plant and equipment	31	53
Purchase of property, plant and equipment	(3,238)	(3,372)
Net purchase of marketable securities	811	(501)

Net cash used in investing activities	(2,773)	(4,070)

Repayment of loans	-	(502)
Purchase of treasury shares, net	(13,924)	(11,896)
Dividends paid	(9,715)	(7,742)

Net cash used in financing activities	(23,639)	(20,140)
NET CASH GENERATED FROM ACTIVITIES	(470)	(1,996)
Cash and cash equivalents at the beginning of the year	11,053	13,057
Exchange gains/(losses) on cash and cash equivalents	(70)	(8)

Cash and cash equivalents at the end of the year	10,513	11,053

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APPENDIX 5: STATEMENT OF CHANGES IN EQUITY

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total

2013
Balance at the beginning of the year	560	(17)	39,001	226	847	15	1,088	40,632
Net profit for the year			25,184					25,184
Other comprehensive income for the year			54	(435)	386	(136)	(185)	(131)

Total comprehensive income for the year			25,238	(435)	386	(136)	(185)	25,053

Transactions with owners:
Dividends			(9,715)					(9,715)
Share-based payments			409					409
Tax credit related to share option scheme			114					114
Purchase of treasury shares		(15)	(13,974)					(13,989)
Sale of treasury shares		1	64					65
Reduction of the B share capital	(10)	10						-

Balance at the end of the year	550	(21)	41,137	(209)	1,233	(121)	903	42,569

At the end of the year proposed dividends (not yet declared) of DKK 11,866 million (4.50 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

				Other reserves

DKK million	Share capital	Treasury shares	Retained earnings	Exchange rate adjustment	Cash flow hedges	Tax and other items	Total other reserves	Total

2012
Balance at the beginning of the year	580	(24)	37,111	398	(1,184)	567	(219)	37,448
Net profit for the year			21,432					21,432
Other comprehensive income for the year			(281)	(172)	2,031	(552)	1,307	1,026

Total comprehensive income for the year			21,151	(172)	2,031	(552)	1,307	22,458

Transactions with owners:
Dividends			(7,742)					(7,742)
Share-based payments			308					308
Tax credit related to share option scheme			56					56
Purchase of treasury shares		(15)	(12,147)					(12,162)
Sale of treasury shares		2	264					266
Reduction of the B share capital	(20)	20						-

Balance at the end of the year	560	(17)	39,001	226	847	15	1,088	40,632

At the end of the year dividends of DKK 9,715 million (3.60 DKK per share of DKK 0.20) are included in Retained earnings. No dividend is declared on treasury shares.

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APPENDIX 6: REGIONAL SALES SPLIT

Q4 2013 sales split per region

DKK million	Total		North America		Europe		Inter- national Operations		Japan & Korea		Region China

The diabetes care segment
NovoRapid®	4,455		2,602		1,012		464		253		124
% change in local currencies	10%		9%		4%		36%		6%		32%
NovoMix®	2,521		668		631		522		198		502
% change in local currencies	9%		1%		(2%	)	29%		(6%	)	28%
Levemir®	3,167		1,938		763		343		66		57
% change in local currencies	24%		37%		3%		27%		(14%	)	29%
Modern insulin	10,143		5,208		2,406		1,329		517		683
% change in local currencies	14%		16%		2%		30%		(2%	)	29%
Human insulin	2,694		561		615		651		120		747
% change in local currencies	(5%	)	(12%	)	(8%	)	(5%	)	(16%	)	5%
Victoza®	3,231		2,154		766		195		86		30
% change in local currencies	25%		35%		9%		18%		(10%	)	48%
Other diabetes care	1,007		207		229		159		136		276
% change in local currencies	(16%	)	(59%	)	0%		28%		41%		11%
Diabetes care total	17,075		8,130		4,016		2,334		859		1,736
% change in local currencies	10%		13%		1%		17%		0%		15%
The biopharmaceuticals segment
NovoSeven®	2,259		984		554		521		177		23
% change in local currencies	(1%	)	(16%	)	(4%	)	35%		34%		(8%	)
Norditropin®	1,662		654		445		230		330		3
% change in local currencies	26%		59%		(4%	)	52%		12%		33%
Other biopharmaceuticals	702		446		170		54		32		-
% change in local currencies	23%		48%		(4%	)	9%		(20%	)	0%
Biopharmaceuticals total	4,623		2,084		1,169		805		539		26
% change in local currencies	11%		11%		(4%	)	38%		15%		(3%	)

Total sales	21,698		10,214		5,185		3,139		1,398		1,762
% change in local currencies	10%		12%		0%		22%		5%		15%
% change as reported	4%		7%		(1%	)	8%		(18%	)	12%

2013 sales split per region

DKK million	Total		North America		Europe		Inter- national Operations	Japan & Korea		Region China

The diabetes care segment
NovoRapid®	16,848		9,953		3,819		1,639	951		486
% change in local currencies	12%		14%		4%		27%	1%		32%
NovoMix ®	9,759		2,694		2,450		1,875	789		1,951
% change in local currencies	10%		12%		(3%	)	20%	(5%	)	25%
Levemir®	11,546		6,823		2,909		1,290	288		236
% change in local currencies	22%		33%		4%		28%	(8%	)	39%
Modern insulin	38,153		19,470		9,178		4,804	2,028		2,673
% change in local currencies	14%		20%		2%		24%	(3%	)	27%
Human insulin	10,869		1,976		2,427		2,954	490		3,022
% change in local currencies	0%		4%		(8%	)	2%	(20%	)	6%
Victoza®	11,633		7,537		2,896		741	331		128
% change in local currencies	27%		31%		20%		31%	(8%	)	84%
Other diabetes care	4,801		1,590		885		692	471		1,163
% change in local currencies	(4%	)	(18%	)	(8%	)	17%	19%		0%
Diabetes care total	65,456		30,573		15,386		9,191	3,320		6,986
% change in local currencies	12%		18%		3%		16%	(4%	)	13%
The biopharmaceuticals segment
NovoSeven®	9,256		4,459		2,294		1,716	629		158
% change in local currencies	8%		5%		4%		19%	17%		2%
Norditropin®	6,114		2,273		1,729		853	1,246		13
% change in local currencies	16%		36%		0%		20%	8%		0%
Other biopharmaceuticals	2,746		1,719		654		247	122		4
% change in local currencies	15%		27%		3%		18%	(32%	)	25%
Biopharmaceuticals total	18,116		8,451		4,677		2,816	1,997		175
% change in local currencies	12%		16%		3%		19%	7%		2%

Total sales	83,572		39,024		20,063		12,007	5,317		7,161
% change in local currencies	12%		18%		3%		17%	0%		13%
% change as reported	7%		14%		2%		8%	(20%	)	12%

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APPENDIX 7: KEY CURRENCY ASSUMPTIONS

DKK per 100	2012 average exchange rates	2013 average exchange rates	YTD 2014 average exchange rates as of 27 January 2014	Current exchange rates as of 27 January 2014

USD	579	562	548	546

CNY	91.8	91.3	90.6	90.4

JPY	7.27	5.77	5.26	5.32

GBP	918	878	901	904

CAD	580	545	504	495

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APPENDIX 8: QUARTERLY NUMBERS IN USD (ADDITIONAL INFORMATION)

Key figures are translated into USD as additional information - the translation is based on the average exchange rate for income statement and the exchange rate at the balance sheet date for balance sheet items. The specified percent changes are based on the changes in the 'Quarterly numbers in DKK', see appendix 1.

(Amounts in USD million, except full-time equivalent employees, earnings per share and number of shares outstanding).
									% change
	2013				2012				Q4 2013 vs
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4 2012

Sales	3,950	3,643	3,749	3,537	3,641	3,337	3,362	3,129	4%
Gross profit	3,330	3,017	3,117	2,898	3,093	2,752	2,771	2,529	3%
Gross margin	84.3%	82.8%	83.1%	81.9%	85.0%	82.4%	82.4%	80.8%
Sales and distribution costs	1,178	982	1,024	978	1,075	890	900	854	5%
Percentage of sales	29.9%	27.0%	27.3%	27.7%	29.5%	26.7%	26.7%	27.3%
Research and development costs	646	497	476	470	557	440	442	442	11%
Percentage of sales	16.4%	13.6%	12.7%	13.3%	15.3%	13.2%	13.2%	14.1%
Administrative costs	195	145	143	142	172	129	134	137	8%
Percentage of sales	4.9%	4.0%	3.8%	4.0%	4.7%	3.9%	4.0%	4.4%
Licence income and other operating income	32	27	31	31	27	31	27	30	15%
Operating profit	1,343	1,420	1,505	1,339	1,316	1,324	1,322	1,126	(3%)
Operating margin	33.9%	39.0%	40.2%	37.8%	36.1%	39.6%	39.3%	36.0%
Financial income	110	73	65	55	3	(15)	26	8	N/A
Financial expenses	31	20	47	19	24	70	149	66	24%
Net financials	79	53	18	36	(21)	(85)	(123)	(58)	N/A
Profit before income taxes	1,422	1,473	1,523	1,375	1,295	1,239	1,199	1,068	5%
Net profit	1,105	1,139	1,181	1,059	1,000	954	924	822	5%
Depreciation, amortisation and impairment losses	143	114	119	122	131	108	114	112	5%
Capital expenditure	135	161	137	138	175	159	148	91	(27%)
Net cash generated from operating activities 1)	986	1,105	1,277	1,251	270	1,343	1,237	985	255%
Free cash flow 1)	834	927	1,126	1,094	78	1,168	1,085	888	N/A
Total assets	12,995	12,338	11,274	10,698	11,604	11,554	10,328	10,988	7%
Total equity	7,865	7,085	6,200	5,791	7,180	6,185	5,307	5,809	5%
Equity ratio	60.5%	57.4%	55.0%	54.1%	61.9%	53.5%	51.4%	52.9%
Full-time equivalent employees end of period	37,978	36,851	35,869	35,154	34,286	33,501	32,819	32,252	11%
Basic earnings per share/ADR (in USD) 2)	0.41	0.43	0.44	0.39	0.37	0.35	0.33	0.30	8%
Diluted earnings per share/ADR (in USD) 2)	0.41	0.42	0.44	0.39	0.36	0.35	0.34	0.29	8%
Average number of shares outstanding (million) 2)	2,653.4	2,667.5	2,688.5	2,708.0	2,714.5	2,723.0	2,745.5	2,783.5	(2%)
Average number of diluted shares
outstanding (million) 2)	2,666.8	2,681.5	2,702.5	2,723.5	2,730.0	2,739.0	2,762.0	2,802.5	(2%)
Sales by business segment:
Modern insulins (insulin analogues)	1,844	1,669	1,688	1,591	1,644	1,493	1,487	1,387	7%
Human insulins	491	457	487	500	523	469	479	479	(10%)
Victoza®	587	505	505	474	470	422	396	351	19%
Protein-related products	117	118	113	107	108	108	107	110	3%
Oral antidiabetic products (OAD)	68	90	119	123	116	122	113	126	(45%)
Diabetes care total	3,107	2,839	2,912	2,795	2,861	2,614	2,582	2,453	4%
NovoSeven®	412	431	446	359	420	362	423	337	(7%)
Norditropin®	303	255	259	272	254	244	249	237	14%
Other biopharmaceuticals	128	118	132	111	106	117	108	102	15%
Biopharmaceuticals total	843	804	837	742	780	723	780	676	3%
Sales by geographic segment:
North America	1,858	1,734	1,761	1,594	1,659	1,514	1,443	1,291	7%
Europe	944	887	898	843	910	804	878	810	(1%)
International Operations	572	479	539	548	503	452	476	482	8%
Japan & Korea	255	233	240	219	295	287	298	262	(18%)
Region China	321	310	311	333	274	280	267	284	12%
Segment operating profit:
Diabetes care	1,016	1,045	1,046	974	942	972	910	818	3%
Biopharmaceuticals	327	375	459	365	374	352	412	308	(17%)

1) Free cash flow for Q1 2012 and Q2 2012 has been reduced by USD 234 million and increased by USD 234 million, respectively, as withheld dividend tax is now presented as part of financing activities.
2) Comparative figures have been restated to reflect the change in trading unit from DKK 1 to DKK 0.20.

Financial performance	Outlook	R&D	Sustainability	Equity	Corporate governance	Legal	Financial information

Company announcement No 5 / 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: January 30, 2014	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer